Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Goodrich Petroleum Corporation:
We consent to the use of our reports dated March 13, 2008, with respect to the consolidated balance sheets of Goodrich Petroleum Corporation as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows, and stockholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
Our reports refer to a change in the method of accounting for share-based payments as of January 1, 2006.
/s/ KPMG LLP
Houston, Texas
May 30, 2008